Exhibit 99.1

EShallGo Inc. Announces Pricing of $1.75 million Registered Direct Offering

Shanghai, China, Aug. 19, 2026 (GLOBE NEWSWIRE) -- EShallGo Inc. (NASDAQ: EHGO) (the "Company"), a provider of integrated office and enterprise technology solutions, including AI-enabled tools, today announced that it has entered into securities purchase agreements with certain institutional investors for the purchase and sale of 1.75 million Class A Ordinary Shares (the “Shares”) (or pre-funded warrants in lieu thereof), at an offering price of $1.00 per share in a registered direct offering (the “Offering”).

The gross proceeds to the Company from the registered direct offering are estimated to be approximately $1.75 million before deducting the placement agent’s fees and other estimated offering expenses. The offering is expected to close on or about August 20, 2026, subject to the satisfaction of customary closing conditions.

Univest Securities, LLC is acting as the sole placement agent.

The registered direct offering is being made pursuant to a shelf registration statement on Form F-3 (File No. 333-291149) previously filed by the Company with the U.S. Securities and Exchange Commission (“SEC”) and became effective by on April 2, 2026. A final prospectus supplement and accompanying prospectus describing the terms of the proposed offering will be filed with the SEC and will be available on the SEC's website located at http://www.sec.gov. Electronic copies of the final prospectus supplement and the accompanying prospectus may be obtained, when available, by contacting Univest Securities, LLC at info@univest.us, or by calling +1 (212) 343-8888.

This press release does not constitute an offer to sell or the solicitation of an offer to buy, nor will there be any sales of such securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. Copies of the prospectus supplement relating to the registered direct offering, together with the accompanying base prospectus will be filed by the Company and, upon filing, can be obtained at the SEC's website at www.sec.gov.

About EShallGo Inc.

Eshallgo, Inc. (Nasdaq: EHGO) is a digital-first office solution provider based in Shanghai, China. The Company offers integrated hardware, printing, software, and support services to small and mid-sized businesses. In 2025, Eshallgo expanded into enterprise AI with a suite of intelligent applications designed to support document management, workflow automation, smart procurement processes, and secure collaboration.

For more information and investor updates, visit ir.eshallgo.com and follow us on social media: LinkedIn, Facebook, and X.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the U.S. Securities and Exchange Commission.

Company Contact

Qiwei Miao, Chief Executive Officer and Director of Eshallgo Inc.
ir@eshallgo.com